AT&T Inc. (T)
Shareholder Alert
Voluntary submission by John Chevedden, POB 2673, Redondo Beach, CA 90278
AT&T Shareholder since 2016

Shareholders can determine whether Mr. Matthew Rose deserves their vote
AT&T is resisting a live shareholder proposal presentation at it annual meeting
Mr. Rose chairs the Governance Committee which is responsible

A FedEx letter was sent to Mr. Rose asking for the opportunity to present a shareholder proposal live by telephone at the April 30, 2021AT&T annual meeting.

The SEC issued guidance in 2020 and in 2021 stating that in light of the possible difficulties for shareholder proponents to attend annual meetings in person to present their proposals during the coronavirus pandemic, the staff encouraged issuers to provide shareholder proponents or their representatives with the ability to present their proposals through alternative means, such as by phone.

Unfortunately AT&T is resisting the SEC guidance for the 2nd year.

AT&T management would not even allow the proponents of shareholder proposals to read their proposals by telephone at the 2020 AT&T online annual meeting during the pandemic.
Please see:
AT&T investors denied a dial-in as annual meeting goes online
https://whbl.com/2020/04/17/att-investors-denied-a-dial-in-as-annual-meeting-goes-online/1007928/

Shareholders can determine whether Mr. Matthew Rose deserves their vote
Mr. Rose chairs the Governance Committee which is responsible

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934.*

*Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

This is not a solicitation of authority to vote your proxy.  Please DO NOT send me your proxy card; the shareholder is not able to vote your proxies, nor does this communication contemplate such an event.

The shareholder asks all shareholders to vote their choices by following the procedural instructions provided in the proxy materials.